UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K/A shall be deemed to be incorporated by reference into the Registration Statement of AGM Group Holdings Inc. on Form F-3 filed on March 5, 2020 (File No. 333-236897) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATION NOTE

AGM Group Holdings Inc. is filing this Form 6-K/A in order to replace Exhibit 99.2 to its Report on Form 6-K initially filed on December 8, 2021 (the “Original Filing”), in order to correct the number of its Class B ordinary shares in the Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2021. Specifically, the corrections are changes to the Consolidated Balance Sheets, Consolidated Statements of Changes in Shareholders’ Equity and Note 16 to reflect the cancellation of 5,000,000 Class B ordinary shares. No other changes have been made to the Original Filing, including its exhibits. Other than as expressly set forth herein, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2021 and 2020
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2021 and 2020

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Co-Chief Executive Officer and Director

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